Exhibit 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

 (Dollars in millions)

		Three months ended March 31,
		2012	2011
Earnings from continuing operations before income taxes		$170	$115
Less:	Equity earnings	(13)	(14)
Add:	Total fixed charges deducted from earnings	65	77
	Dividends received from equity investees	6	5

	Earnings available for payment of fixed charges	$228	$183

Fixed charges

	Interest expense	$64	$76
	Portion of operating lease rental deemed to be interest	1	1

	Total fixed charges deducted from earnings and fixed charges	$65	$77

Ratio of earnings to fixed charges		3.5	2.4